Exhibit 11.1

OMEGA FLEX, INC.

Schedule of Computation of Earnings Per Common Share

	Years Ended December 31,
	2005	2004	2003
	(dollars in thousands, except earnings per share)

Net Income	$7,477	$6,001	$4,037

Basic Earnings per Common Share:
Net Income	$0.74	$0.66	$0.46

Basic Weighted Average Shares Outstanding	10,154	9,034	8,732

Diluted Earnings Per Common Share
Net Income	$0.74	$0.59	$0.40

Diluted Weighted Average Shares Outstanding	10,154	10,154	10,154

Dividends Declared per Share